Exhibit 1.1

PRESS RELEASE

Magic Delivers Record-Breaking Revenues of $258 Million for 2017 with 28% Year over Year Growth

Operating income for the year increased 23% year over year to $26.0 million; Non-GAAP operating income for the year increased 24% year over year to a record-breaking $35.1 million

Or Yehuda, Israel, February 28, 2018 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of end-to-end integration and application development solutions and IT consulting services, announced today its financial results for the fourth quarter and full year ended December 31, 2017.

Financial Highlights for the Fourth Quarter Ended December 31, 2017

•	Revenues for the fourth quarter increased 20% to $66.1 million compared to $55.1 million in the same period last year.

•	Operating income for the fourth quarter increased 36% to $6.2 million compared to $4.5 million in the same period last year.

•	Non-GAAP operating income for the fourth quarter increased 19% to $8.7 million compared to $7.3 million in the same period last year.

•	Net income attributable to Magic's shareholders for the fourth quarter increased to $3.8 million, or $0.09 per fully diluted share, compared to $0.1 million, or $0 per fully diluted share in the same period last year. Net income attributable to Magic's shareholders for the fourth quarter of 2016 was negatively impacted from acquired operations outperforming their targets, resulting in an increase in value of put options of redeemable non-controlling interests amounting to $2.3 million [1] and in an increase in valuation of contingent considerations related to acquisitions amounting to $0.8 million.

•	Non-GAAP net income attributable to Magic's shareholders for the fourth quarter increased 10% to $4.8 million, or $0.11 per fully diluted share, compared to $4.3 million, or $0.10 per fully diluted share, in the same period last year.

Financial Highlights for the Full Year Ended December 31, 2017

•	Revenues for the year increased 28% to $258.0 million compared to $201.6 million in the same period last year.

•	Operating income for the year increased 23% to $26.0 million compared to $21.1 million in the same period last year.

•	Non-GAAP operating income for the year increased 24% to $35.1 million compared to $28.2 million in the same period last year.

•	Net income attributable to Magic's shareholders for the year increased 30% to $15.4 million, or $0.35 per fully diluted share, compared to $11.9 million, or $0.27 per fully diluted share in the same period last year.

•	Non-GAAP net income attributable to Magic's shareholders for the year increased 9% to $21.5 million, or $0.48 per fully diluted share, compared to $19.6 million, or $0.44 per fully diluted share, in the same period last year.

•	Cash flow from operating activities for the year ended December 31, 2017 amounted to $26.5 million.

•	As of December 31, 2017, our net cash, cash equivalents, short-term bank deposits and available-for-sale marketable securities, offset by financial liabilities, amounted to $53.1 million.

•	Magic is providing revenues guidance for 2018 of between $283 million to $293 million, reflecting annual growth of 10% to 14%.

Guy Bernstein, Chief Executive Officer of Magic Software Enterprises, said: “We are pleased to report that 2017 was Magic Software's most successful year ever with exceptional year-over-year revenue growth, powered by strong demand across our entire portfolio and throughout all of our regions.

“Our robust portfolio continues to provide state-of-the-art services and products for our customers in the areas of integration, software application development, mobile, big data and cloud. As a result, we continue to be recognized throughout the industry for our quality and innovation.

“We expect that our strong financial position, coupled with our 2017 activities in promoting and growing our markets, will continue the company's momentum into 2018,” added Bernstein.

Conference Call Details

Magic’s management will host a conference call on Wednesday, February 28, at 10:00 am Eastern Standard Time (7:00 am Pacific Standard Time, 17:00 Israel Standard Time) to review and discuss Magic’s results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, call the international dial-in number.

NORTH AMERICA: +1-888-407-2553

UK: 0-800-917-5108

ISRAEL: 03-918-0644

ALL OTHERS: +972-3-918-0644

For those unable to join the live call, a replay of the call will be available for at least three months, under the Investor Relations section of Magic’s website, www.magicsoftware.com.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income attributed to Magic’s shareholders and Non-GAAP basic and diluted earnings per share.

Magic believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Magic's financial condition and results of operations. Magic's management uses these non-GAAP measures to compare the Company's performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company's board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company's financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Magic urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company's business.

Non-GAAP measures used in this press release are included in the financial tables of this release. These non-GAAP measures exclude the following items:

•	Amortization of purchased intangible assets and other related costs;

•	In-process research and development capitalization and amortization;

•	Equity-based compensation expenses;

•	The related tax, non-controlling interests and redeemable non-controlling interests effects of the above items;

•	Change in valuation of contingent consideration related to acquisitions;

•	Change in value of put options of redeemable non-controlling interests.

•	Change in deferred tax assets on carry forward tax losses.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included in the financial tables of this release.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of mobile and cloud-enabled application and business integration platforms.

For more information, visit www.magicsoftware.com.

Forward Looking Statements

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2016 and subsequent reports and filings made from time to time with the Securities and Exchange Commission.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

[1] When a founder (minority shareholder) of an acquired operation is granted a put option to sell part or all of their remaining share interests during a certain period, the non-controlling interests are classified as redeemable non-controlling interests. Magic remeasures and accordingly adjusts the fair value of its redeemable non-controlling interests at the end of each reporting period based on the estimated present value of the consideration to be transferred upon the exercise of the put option.

Press Contact:

Debbie Sarig, PR & Content Manager

Magic Software Enterprises

ir@magicsoftware.com

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
U.S. Dollars in thousands (except per share amounts)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2017	2016	2017	2016
	Unaudited		Unaudited
Revenues	$66,089	$55,141	$257,990	$201,646
Cost of Revenues	45,055	37,278	175,161	133,382
Gross profit	21,034	17,863	82,829	68,264
Research and development, net	1,750	1,793	6,942	5,839
Selling, marketing and general and
administrative expenses	12,823	11,033	49,587	40,839
Increase in valuation of contingent consideration related to acquisitions	280	499	344	499
Total operating costs and expenses	14,853	13,325	56,873	47,177
Operating income	6,181	4,538	25,956	21,087
Financial expenses, net	(546)	(531)	(1,711)	(430)
Income before taxes on income	5,635	4,007	24,245	20,657
Taxes on income	1,364	649	6,331	3,949
Net income	$4,271	$3,358	$17,914	$16,708
Net loss (income) attributable to redeemable non-controlling interests	108	(915)	(1,536)	(2,258)
Net income attributable to non-controlling interests	(583)	(55)	(936)	(281)
Increase in value of put options of redeemable non-controlling interests	-	(2,262)	-	(2,262)
Net income attributable to Magic's shareholders	$3,796	$126	$15,442	$11,907

Net earnings per share
Basic	$0.09	$-	$0.35	$0.27
Diluted	$0.09	$-	$0.35	$0.27

Weighted average number of shares used in
computing net earnings per share

Basic	44,473	44,356	44,436	44,347
		.
Diluted	44,637	44,530	44,600	44,516

Summary of Non-GAAP Financial Information
U.S. Dollars in thousands (except per share amounts)

	Three months ended				Twelve months ended
	December 31,				December 31,
	2017		2016		2017		2016
	Unaudited		Unaudited		Unaudited		Unaudited

Revenues	$66,089	100%	$55,141	100%	$257,990	100%	$201,646	100%
Gross profit	22,432	33.9%	19,331	35.1%	88,861	34.4%	73,588	36.5%
Operating income	8,699	13.2%	7,301	13.2%	35,127	13.6%	28,242	14.0%
Net income attributable to
Magic's shareholders	4,759	7.2%	4,309	7.8%	21,464	8.3%	19,646	9.7%

Basic earnings per share	$0.11		$0.10		$0.48		$0.44
Diluted earnings per share	$0.11		$0.10		$0.48		$0.44

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP AND NON-GAAP RESULTS
U.S. Dollars in thousands (except per share amounts)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2017	2016	2017	2016
	Unaudited		Unaudited

GAAP gross profit	$21,034	$17,863	$82,829	$68,264
Amortization of capitalized software and acquired technology	1,255	1,187	5,397	4,464
Amortization of other intangible assets	142	178	628	745
Increase in valuation of contingent consideration related to acquisitions	-	100	-	100
Stock-based compensation	1	3	7	15
Non-GAAP gross profit	$22,432	$19,331	$88,861	$73,588

GAAP operating income	$6,181	$4,538	$25,956	$21,087
Gross profit adjustments	1,398	1,468	6,032	5,324
Amortization of other intangible assets	1,622	1,646	6,497	5,421
Increase in valuation of contingent consideration related to acquisitions	280	499	344	499
Capitalization of software development	(819)	(867)	(3,771)	(4,224)
Stock-based compensation	37	17	69	135
Non-GAAP operating income	$8,699	$7,301	$35,127	$28,242

GAAP net income attributable to Magic's shareholders	$3,796	$126	$15,442	$11,907
Operating income adjustments	2,518	2,763	9,171	7,155
Amortization expenses attributed to redeemable non-controlling interests	(975)	(149)	(2,367)	(732)
Increase in value of put options of redeemable non-controlling interests	-	2,262	-	2,262
Increase in valuation of contingent consideration related to acquisitions	-	229	-	229
Deferred taxes on the above items	(580)	(922)	(782)	(1,175)
Non-GAAP net income attributable to Magic's shareholders	$4,759	$4,309	$21,464	$19,646

Non-GAAP basic net earnings per share	$0.11	$0.10	$0.48	$0.44
Weighted average number of shares used in
computing basic net earnings per share	44,473	44,356	44,436	44,347

Non-GAAP diluted net earnings per share	$0.11	$0.10	$0.48	$0.44
Weighted average number of shares used in
computing diluted net earnings per share	44,638	44,534	44,602	44,519

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. Dollars in thousands

	December 31,	December 31,
	2017	2016
	Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$75,896	$75,314
Short-term bank deposits	732	2
Available-for-sale marketable securities	14,138	12,506
Trade receivables, net	82,141	62,047
Other accounts receivable and prepaid expenses	8,643	8,487
Total current assets	181,550	158,356

LONG-TERM RECEIVABLES:
Severance pay fund	3,226	2,568
Long-term deferred tax assets	2,990	3,548
Other long-term receivables	2,015	1,680
Total long-term receivables	8,231	7,796

PROPERTY AND EQUIPMENT, NET	3,468	3,065
IDENTIFIABLE INTANGIBLE ASSETS AND
GOODWILL, NET	149,200	147,182

TOTAL ASSETS	$342,449	$316,399

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term debt	$9,919	$5,645
Trade payables	12,095	8,393
Accrued expenses and other accounts payable	27,874	20,290
Liabilities due to acquisition activities	3,696	6,478
Deferred revenues	5,586	3,882
Total current liabilities	59,170	44,688

NON-CURRENT LIABILITIES:
Long-term debt	27,791	29,756
Long-term deferred tax liability	11,331	12,494
Liabilities due to acquisition activities	581	3,379
Accrued severance pay	4,174	3,443
Total non-current liabilities	43,877	49,072

REDEEMABLE NON-CONTROLLING INTERESTS	25,839	25,998

EQUITY:
Magic Software Enterprises equity	210,281	196,218
Non-controlling interests	3,282	423
Total equity	213,563	196,641

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY	$342,449	$316,399

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
U.S. Dollars in thousands
	For the Twelve months ended
	December 31,
	2017	2016
	Unaudited

Cash flows from operating activities:

Net income	$17,914	$16,708
Adjustments to reconcile net income from operations to
net cash provided by operating activities:
Depreciation and amortization	13,611	11,608
Stock-based compensation	78	152
Amortization of marketable securities premium and accretion of discount	218	257
Gains reclassified into earnings from marketable securities	428	-
Increase in trade receivables, net	(15,842)	(2,571)
Increase in other long-term and short-term accounts receivable and prepaid expenses	(1,773)	(40)
Increase in trade payables	3,514	1,426
Change in value of loans and deposits, net	3,325	-
Increase in accrued expenses and other accounts payable	4,310	1,553
Increase (decrease) in deferred revenues	1,175	(180)
Change in deferred taxes, net	(489)	(958)
Net cash provided by operating activities	26,469	27,955

Cash flows from investing activities:

Capitalized software development costs	(3,771)	(4,224)
Purchase of property and equipment	(1,400)	(799)
Cash paid in conjunction with acquisitions, net of acquired cash	(6,890)	(31,436)
Proceeds from maturity of marketable securities	4,225	2,643
Investment in marketable securities and short-term bank deposits	(5,766)	(9,401)
Proceeds from short-term bank deposits	-	8,467
Short-term loan to a related-party	1,183	(1,183)
Change in loans to employees and other deposits, net	-	(49)
Net cash used in investing activities	(12,419)	(35,982)

Cash flows from financing activities:

Proceeds from exercise of options by employees	585	41
Dividend paid	(9,360)	(7,761)
Dividend paid to non-controlling interests in subsidiaries	(536)	(456)
Dividend paid to redeemable non-controlling interests in subsidiaries	(2,886)	(1,574)
Purchase of non-controlling interest	-	(352)
Change in Short-term and long-term loan from banks, net	(2,175)	32,292
Net cash used in financing activities	(14,372)	22,190

Effect of exchange rate changes on cash and cash equivalents	904	(1,037)

Increase (decrease) in cash and cash equivalents	582	13,126
Cash and cash equivalents at the beginning of the year	75,314	62,188
Cash and cash equivalents at the end of the period	$75,896	$75,314